Filed by Alight, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

The following press release was issued by Alight Solutions LLC on June 28, 2021.

News From Alight Solutions

Alight highlights world-class board of directors for post-merger public company William P. Foley, II to become chairman; additional directors bring broad industry, domain and product expertise

Lincolnshire, Ill., June 28, 2021—Alight Solutions, a leading cloud-based provider of integrated digital human capital and business solutions, today highlighted the full board of directors of Alight, Inc., which will be effective at the closing of Alight’s business combination with Foley Trasimene Acquisition Corp. (NYSE: WPF)(“Foley Trasimene”), and was previously announced in Alight, Inc.’s final S-4 filing.

The post-merger board, led by Chairman William P. Foley, II, is comprised of eight (8) directors, bringing decades of industry experience across cloud, payments, finance, technology, enterprise services, legal and regulatory affairs, capital markets and M&A.

Mr. Foley commented, “I could not be more enthusiastic about my role as chairman of Alight following the business combination with Foley Trasimene. Alight is the preeminent employee engagement platform for workplace health, wealth, wellbeing and global payroll. The opportunity is to transform Alight into a Business Process as a Service (BPaaS) enterprise where we can leverage its existing leading industry position to substantially grow revenue and EBITDA. Alight serves a large multi-trillion dollar industry that offers tremendous potential and I look forward to working with this outstanding group of directors and management to help drive growth and long-term shareholder value upon completion of the merger.”

Stephan Scholl, CEO of Alight, added, “We are thrilled to have the support of this incredible group of leaders as we navigate the next chapter in Alight’s history. Combined with our strong management team and industry-leading data and analytics, we are well positioned to bring impactful solutions to our clients that power their workforce and drive better outcomes across health, wealth, wellbeing and global payroll.”

The post-merger Alight, Inc. board nominees are:

William P. Foley, II

Best-in-class manager with decades of value creation in the public markets

Mr. Foley to lead the board as chairman.

Mr. Foley is the founder of Foley Trasimene Acquisition Corp. and previously served as its chairman, leading the business combination of Foley Trasimene and Alight. Mr. Foley is also chairman of Cannae Holdings, Inc. (NYSE: CNNE) (“Cannae”) since 2017 and Paysafe Limited (NYSE: PSFE) since 2021. He has more than 30-years of experience as a board member and executive officer of public and private companies in a wide variety of industries, and a strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions. Mr. Foley has driven favorable outcomes due to his operational expertise, disciplined industry consolidation and rapid execution on cost-reduction opportunities in connection with mergers and acquisitions.

Mr. Foley is also founder of Fidelity National Financial, Inc. (NYSE: FNF) (“FNF”) and has served as the chairman of the board of directors of FNF since 1984 and previously served as its chief executive officer and president. Mr. Foley currently serves as the managing member and a senior managing director of Trasimene Capital Management, LLC, a private company. He also serves as chairman of Cannae portfolio company Dun & Bradstreet (NYSE: DNB).

After receiving his Bachelor of Science degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain.

Stephan Scholl

A transformational leader, passionate about customer success and delivering value through cloud-based solutions

As CEO of Alight Solutions, Stephan Scholl is responsible for the strategy, growth and business performance of Alight, a leading provider of next level human capital and business solutions. Over his more than 25-year career, Stephan has created a reputation as a transformational leader, passionate about customer success. He is focused on driving results, delivering value, and improving business processes for global organizations by harnessing the full power of leading cloud-based solutions.

Before joining Alight, Stephan served as president at Infor Global Solutions. During his eight-year tenure, Stephan served in a variety of leadership roles and helped transform the company into a preeminent provider of industry-vertical cloud solutions, doubling revenue to $3B and establishing it as the third-largest ERP software vendor in the world.

In addition, Stephan served in various senior roles at both Oracle and Peoplesoft for more than a decade, including leading Oracle’s North America Consulting Group, one of the company’s largest organizations, and leading its Tax and Utilities Global Business unit.

Stephan serves on the boards of Avaya and 1010 Data, a leader in analytical intelligence and alternative data. He holds a bachelor’s degree from McGill University in Montreal.

Daniel Henson

Daniel Henson currently serves as the non-executive chairman of Tempo Holding Company, LLC, the current parent company of Alight Solutions (“Tempo Holdings”). He has occupied this role for four years from 2017 to present. Mr. Henson also serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area, and Exeter Finance, a leading auto finance company headquartered in Irving, TX. Prior to serving in these roles, Mr. Henson had served as a director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of several GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a Bachelor of Business Administration degree in marketing from George Washington University.

David Kestnbaum

David N. Kestnbaum is a senior managing director in Blackstone’s Private Equity Group. He currently focuses on investments in the media & entertainment, communications, business services, and transportation & logistics sectors.

Since joining Blackstone in 2013, Mr. Kestnbaum has been involved in Blackstone’s current investments in Alight Solutions, Ancestry, Merlin Entertainments, PSAV, SERVPRO, SESAC, and Tradesmen, as well as prior investments in AlliedBarton Security Services, AVINTIV, Cloverleaf Cold Storage, DJO Global, and Outerstuff. Before joining Blackstone, Mr. Kestnbaum was a vice president of Vestar Capital Partners, and was previously a member of J.P. Morgan’s Financial Sponsor Group.

Mr. Kestnbaum is a director of Alight Solutions, Ancestry, PSAV, SERVPRO, SESAC, and Tradesmen. He is currently representing Blackstone as a Partnership for New York City Rockefeller Fellow, and was previously a member of the Associates Council of Prep for Prep, a New York-based non-profit organization.

Mr. Kestnbaum holds a Bachelor of Arts degree in political science from The University of North Carolina at Chapel Hill.

Richard N. Massey

Richard N. Massey has served as chairman of Foley Trasimene since April 2021, as chief executive officer of Foley Trasimene since March 2020 and as a member of the Foley Trasimene Board since May 2020. In addition, he serves as a senior managing director of Trasimene Capital Management LLC and has served as chief executive officer of Cannae since November 2019. Mr. Massey has also served as the chief executive officer of Austerlitz Acquisition Corp. I and Austerlitz Acquisition Corp. II since January 2021 and as a director of each company since February 2021.

Mr. Massey also served as chief executive officer of Foley Trasimene Acquisition Corp. II from July 2020 until March 2021 and as a director of Foley Trasimene Acquisition Corp. II from August 2020 until March 2021. Mr. Massey served as the chairman and principal shareholder of Bear State Financial, Inc., a publicly traded financial institution from 2011 until April 2018. Mr. Massey has served on the board of directors of Cannae since June 2018 and of Cannae’s portfolio company Dun & Bradstreet since February 2019. He also previously served on Black Knight Inc.’s board of directors from December 2014 until July 2020 and as a director of FNF from February 2006 until January 2021.

Mr. Massey has been a partner in Westrock Capital, LLC, a private investment partnership since January 2009. Prior to that, Mr. Massey was chief strategy officer and general counsel of Alltel Corporation and served as a Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies.

Mr. Massey also formerly served as a director of Fidelity National Information Services Inc., Bear State Financial, Inc. and of FGL Holdings. Mr. Massey is also a director of the Oxford American Literary Project and the chairman of the board of directors of the Arkansas Razorback Foundation.

Mr. Massey has a long and successful track record in corporate finance and investment banking, a financial, strategic, and legal advisor to public and private businesses, and identifying, negotiating, and consummating mergers and acquisitions.

Erika Meinhardt

Erika Meinhardt has served as a member of the board of directors of Cannae since July 2018. Since January 2018, Ms. Meinhardt has served as executive vice president of FNF. She previously served as president of National Agency Operations for FNF’s Fidelity National Title Group from February 2005 until January 2018. Prior to assuming that role, she served as division manager and National Agency Operations manager for FNF from 2001 to 2005.

Ms. Meinhardt has also served as a member of the board of directors of Austerlitz Acquisition Corp. I and Austerlitz Acquisition Corp. II since February 2021. Ms. Meinhardt previously served as a director of Foley Trasimene Acquisition Corp. II from August 2020 to March 2021.

Ms. Meinhardt’s qualifications include her experience as an executive of FNF and in managing and growing complex business organizations as president of FNF’s National Agency Operations.

Regina M. Paolillo

Regina M. Paolillo serves as executive vice president, chief administrative and financial officer of TTEC Holdings, Inc. (“TTEC”). Ms. Paolillo joined TTEC in 2011.

Between 2009 and 2011, Ms. Paolillo was an executive vice president for Enterprise Services and Chief Financial Officer at Trizetto Group, Inc., a privately held professional services company serving the healthcare industry. Between 2007 and 2008, Ms. Paolillo served as a senior vice president, Operations Group for General Atlantic, a leading global growth equity firm.

Between 2005 and 2007, Ms. Paolillo served as an executive vice president for Revenue Cycle and Mortgage Services at Creditek, a Genpact subsidiary. Prior to Creditek’s acquisition by Genpact, between 2003 and 2005 and during 2002 and 2003, Ms. Paolillo was Creditek’s Chief executive officer and chief financial officer, respectively.

Ms. Paolillo also served as the chief financial officer and executive vice president for Corporate Services at Gartner, Inc., an information technology research and advisory company.

Ms. Paolillo is a member of the board of directors of Unisys Corporation, and Welltok, Inc., a private consumer health SaaS company. Ms. Paolillo holds a Bachelor of Science degree in accounting from University of New Haven.

Peter Wallace

Peter Wallace has served as member of the board of directors of Tempo Holdings since May 2017. Mr. Wallace is a senior managing director and serves as co-head of U.S. Acquisitions for Blackstone’s Private Equity Group.

Since joining Blackstone in 1997, Mr. Wallace has led or been involved in Blackstone’s investments in Alight, AlliedBarton Security Services, Allied Waste, American Axle & Manufacturing, Centennial Communications, Centerplate (formerly Volume Services America), CommNet Cellular, GCA Services, LocusPoint Networks, Michaels Stores, New Skies Satellites, Outerstuff, Ltd., Pinnacle Foods/Birds Eye Foods, PSAV, SeaWorld Parks & Entertainment (formerly Busch Entertainment Corporation), Service King, Sirius Satellite Radio, Tradesmen International, Universal Orlando, Vivint, Vivint Solar, and The Weather Channel Companies.

Mr. Wallace serves on the board of directors of Michaels Stores, Outerstuff, Ltd., Service King, Tradesmen International, Vivint and Vivint Solar.

Mr. Wallace received a Bachelor of Arts degree from Harvard College, where he graduated magna cum laude.

About Alight Solutions

With an unwavering belief that a company’s success starts with its people, Alight Solutions is a leading cloud-based provider of integrated digital human capital and business solutions. Leveraging proprietary AI and data analytics, Alight optimizes business process as a service (BPaaS) to deliver superior outcomes for employees and employers across a comprehensive portfolio of services. Alight allows employees to enrich their health, wealth and work while enabling global organizations to achieve a high-performance culture. Alight’s 15,000 dedicated colleagues serve more than 30 million employees and family members. Learn how Alight helps organizations of all sizes, including over 70% of the Fortune 100 at alight.com.

Follow Alight on Twitter: https://twitter.com/alightsolutions

About Foley Trasimene Acquisition Corp.

Foley Trasimene Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. For more information please visit https://www.foleytrasimene.com/.

Investors:

John Rouleau

Investor.Relations@alight.com

Media:

MacKenzie Lucas

mackenzie.lucas@alight.com

Forward-Looking Statements

This press release includes certain “forward-looking statements” that are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Tempo Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC as well as in the Form S-4 (as defined below) and the definitive proxy statement/prospectus/consent solicitation statement filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Alight, Inc., a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 includes a proxy statement that was distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation of proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements that were distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. The Form S-4 was declared effective by the SEC on June 3, 2021, and on June 4, 2021, Foley Trasimene filed its definitive proxy statement and Alight Pubco filed its definitive prospectus with the SEC. Foley Trasimene commenced mailing of the definitive proxy statement to Foley Trasimene’s stockholders on or about June 4, 2021. Each of Foley Trasimene and Alight Pubco will also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the Form S-4, the definitive proxy statement, the definitive prospectus, or any other document that Foley Trasimene or Alight Pubco may file with the SEC. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, the definitive proxy statement and definitive prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021 for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in the Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus/consent solicitation statement for the proposed business combination. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, is set forth in the definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination.

No Offer or Solicitation

This press release is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene, Alight Pubco or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.